Exhibit 12

                      ARISTAR, INC. AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Unaudited)

                                           Year Ended December 31,

(Dollars in Thousands)             1995      1994      1993      1992      1991
Income from operations before
 income taxes and, in 1992,
 cumulative effect of a change
 in accounting principle       $ 93,134  $ 91,592  $ 79,683  $ 75,728  $ 63,430

Fixed charges:
 Interest and debt
 expense on all
 indebtedness                    91,257    87,074    86,385    89,005    80,261

Appropriate portion
 of rentals (33%)                 2,875     2,537     2,825     2,358     2,157

Total fixed charges              94,132    89,611    89,210    91,363    82,418

Earnings available for
 fixed charges                 $187,266  $181,203  $168,893  $167,091  $145,848

Ratio of earnings to
 fixed charges                     1.99      2.02      1.89      1.83      1.77